United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Starbucks Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Starbucks Corporation

RE: The case for voting FOR Proposal 6 (“Shareholder proposal requesting a report on human rights risks related to labor organizing”) on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of this report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 6, which it sponsors, on the 2025 proxy ballot of Starbucks Corporation (“Starbucks” or the “Company”). The Resolved clause for Proposal 6 states:

Shareholders request the Environmental, Partner and Community Impact Board Committee of the Board of Directors to study the human rights risk to all employees, and the devaluation risks to shareholder assets, from the Company’s response to labor organizing efforts. A publicly available report of its findings, compiled at reasonable cost and omitting proprietary or confidential information, is requested by March 31, 2026.

The original submitted title of this Proposal, which the Company omitted, was “Protecting Rights of ALL Employees and Shareholder Assets.” Starbucks and its Board changed the title in its proxy statement without the authorization of NLPC, the proponents. This significantly misrepresents the meaning and intent of the Proposal, as our goal was to call attention to the protection and rights of the vast majority of Starbucks workers who do NOT wish to be represented by a labor union. That emphasis is lost in Starbucks’s renaming of the Proposal’s title.

Introduction

In recent years Starbucks, the powerhouse café chain, has short-circuited in many ways, mainly due to weak, unstable corporate leadership and poor oversight from its board of directors (the “Board”). Former Chairman/CEO Howard Schultz, who grew the Company from a local shop into the behemoth it is now, served three separate stints in those roles, serving as yet another illustration of the iconic executive leader who cannot relinquish control.1 We detailed the shortcomings of Mr. Schultz’s poor priorities and decision-making in our 2023 solicitation to shareholders that called for his removal from the Board, which was filed with the Securities and Exchange Commission.2

Weak governance and succession planning by the Board exacerbated the problem.[3] The Company’s performance suffered deeply under the unsuitable successor to Mr. Schultz’s final term as CEO, Laxman Narasimhan. Among the contributing factors that led to Starbucks’s nadir under the former Reckitt CEO, according to Business Insider:[4]

•	Consecutive drops in same-store sales in the U.S. market

1 Elena Lytkina Botelho, Shoma Hayden, and BJ Wright. “Beware the Transition from an Iconic CEO,” Harvard Business Review, Feb. 1, 2023. See https://hbr.org/2023/02/beware-the-transition-from-an-iconic-ceo.

2 Notice of Exempt Solicitation, National Legal and Policy Center. See https://www.sec.gov/Archives/edgar/data/1958085/000109690623000499/nlpc_px14a6g.htm.

3 Paige McGlauflin. “A corporate hero or a tragedy? Why boomerang CEOs like Bob Iger and Sergio Ermotti may actually signal a leadership failing,” Fortune, April 17, 2023. See https://fortune.com/2023/04/17/boomerang-ceo-bob-iger-disney-ubs-starbucks-howard-schultz-succession-planning/ .

4 Grace Dean. “What went disastrously wrong in Laxman Narasimhan's 17 months as CEO of Starbucks,” Business Insider, Aug. 13, 2024. See https://www.businessinsider.com/starbucks-what-went-wrong-laxman-narasimhans-ceo-falling-sales-activist-2024-8.

•Even deeper drops in same-store sales in China, where Mr. Schultz launched an ill-advised big bet on growth despite many other corporations’ pullback in the communist nation5 6 7 — a problem Mr. Narasimhan inherited

•Shifting of what was already recognized as a progressive – but at least mostly tolerable – Company, into one that fully and insufferably embraced radical race- and gender-ideology advocacy,8 with stores significantly staffed by baristas in scenes reminiscent of the “Star Wars” cantina.9

These blunders by Mr. Schultz and Mr. Narasimhan, among many other missteps, left Starbucks’s board in a desperate position, needing to find strong, credible leadership to rehabilitate its image and restore its competitive position in the industry. Unfortunately the weak state of the Company meant it had to pay a premium to incentivize such a leader – Chipotle CEO Brian Niccol – to take the helm.[10]

Mr. Niccol has already been awarded $96 million for his first four months’ work, up from Mr. Narasimhan’s $22 million for all of fiscal year 2024.[11] Further, in the current post-COVID “return-to-office” (and common sense) trend across the business world, Starbucks’s debilitated condition meant acceding to Mr. Niccol’s demands that he be allowed to remain based at his California home rather than at the Company’s Seattle headquarters – thus requiring him to “commute” by private jet. The spectacle undermines Starbucks’s “decades-long commitment to find solutions to mitigate the impacts of climate change” virtue-signaling.[12]

5 “WE TOLD YOU SO: Starbucks Earnings Suffer After Big Bet on China,” National Legal and Policy Center, July 31, 2024. See https://nlpc.org/corporate-integrity-project/we-told-you-so-starbucks-earnings-suffer-after-big-bet-on-china/.

6 “#WeToldYouSo: Shareholder Lawsuit Slams Starbucks Over Weak China Disclosure,” National Legal and Policy Center, Aug. 30, 2024. See https://nlpc.org/corporate-integrity-project/wetoldyouso-shareholder-lawsuit-slams-starbucks-over-weak-china-disclosure/.

7 Notice of Exempt Solicitation, National Legal and Policy Center. See https://www.sec.gov/Archives/edgar/data/829224/000109690624000213/nlpc_px14a6g.htm.

8 John Masko. “Starbucks’ political activism has backfired,” UnHerd, June 10, 2024. See https://unherd.com/newsroom/starbucks-blm-and-palestine-activism-has-backfired/.

9 See https://nypost.com/2024/10/22/business/starbucks-shares-tumble-after-warning-of-drop-in-sales-profit/?spot_im_highlight_immediate=true&utm_medium=Share&utm_content=sp_Sx8YukwE_33667833_c_ 2noHopJeAmdMkQ38tt4h9x2IcwG&spot_im_redirect_source=share&spot_im_comment_id=sp_Sx8YukwE_ 33667833_c_2noHopJeAmdMkQ38tt4h9x2IcwG&ow_module=conversation.

10 Heather Haddon. “Starbucks Ousts CEO, Names Chipotle Boss as Replacement,” Wall Street Journal, Aug. 13, 2024. See https://www.wsj.com/business/starbucks-replaces-ceo-as-activist-investors-push-for-changes-43c33bff.

11 Heather Haddon. “Starbucks’s New CEO Has Already Been Awarded About $96 Million,” Wall Street Journal, Jan. 24, 2025. See https://www.wsj.com/business/hospitality/starbuckss-new-ceo-has-already-been-awarded-about-96-million-51c75772.

12 Jonathan Berry and Michael Buschbacher. “Starbucks’ New CEO Has a Big Carbon Footprint,” Wall Street Journal, Aug. 26, 2024. See https://www.wsj.com/opinion/starbucks-new-ceo-has-a-big-footprint-commutes-private-jet-nevermind-climate-goals-3df1aa5f.

Labor Union Takes Advantage of Weak Company’s Leadership Vacuum

This was the backdrop against which Starbucks Workers United, a subsidiary of Service Employees International Union (SEIU), initiated its organizing efforts of the Company’s restaurants – one by one. It also coincided with the election of President Joe Biden, who for his entire career tied his political fortunes to support from Big Labor. Under his administration, activists could count on his appointees on the National Labor Relations Board – along with its regional administrators – to have their backs. This was despite that for decades union representation in the U.S. had eroded from roughly 20 percent of workers in 1983 to 10 percent last year.[13]

The Union first identified a vulnerability at Company stores in Buffalo, NY.14 From there, organizers initiated recruitment efforts at various locations across the country, with estimates of number of stores represented by the end of 2024 at 525, out of more than 17,000 total U.S. stores.15 16

Under the National Labor Relations Act, the bar is low for authorizing union representation – a simple majority of employees must vote in support.17 At the individual store level such a threshold is easy to attain in many markets – if it was required Company-wide, Starbucks Workers United wouldn’t have a prayer for authorization. But that doesn’t matter, as the SEIU efforts appear to have more to do with generating dues revenue for labor leaders than bargaining rights for baristas.

The tactics deployed to gin up membership, as is often the case, are questionable. As Proposal 6 points out, for example:

Workers United, an affiliate of Service Employees International Union, planted activists at various Company restaurants for the purpose of organizing employees, a practice known as

13 Ted Van Green. “Majorities of adults see decline of union membership as bad for the U.S. and working people,” Pew Research Center, March 12, 2024. See https://www.pewresearch.org/short-reads/2024/03/12/majorities-of-adults-see-decline-of-union-membership-as-bad-for-the-us-and-working-people/.

14 Amelia Lucas & Kate Rogers. “Starbucks will have at least one unionized cafe in Buffalo, New York — a U.S. first for the chain,” CNBC, Dec. 9, 2021. See https://www.cnbc.com/2021/12/09/starbucks-employees-at-a-buffalo-cafe-vote-to-unionize-a-first-for-the-coffee-chain-in-the-us.html.

15 Savyata Mishra, Gursimrankaur Mehar and Renee Hickman. “Starbucks workers' union strikes across US as talks hit impasse,” Reuters, Dec. 22, 2024. See https://www.reuters.com/business/retail-consumer/starbucks-workers-union-strike-friday-la-chicago-seattle-2024-12-20/.

16 “Number of Starbucks stores in the United States from 2005 to 2024, by type,” Statista.com, Dec. 10, 2024. See https://www.statista.com/statistics/218360/number-of-starbucks-stores-in-the-us/.

17 National Labor Relations Act, InfluenceWatch.org. See https://www.influencewatch.org/legislation/national-labor-relations-act/.

“salting.”18 An analysis found that Workers United paid nearly $2.5 million to such “salts.”19 One U.S. congresswoman stated, “it once again shows the dishonest lengths that union operatives are willing to go to tilt the playing field in their favor.”20

Other evidence points to the unionization efforts against Starbucks being more the result of Astroturfing21 than widespread legitimate worker concerns. For example:

A Starbucks worker at the center of unionization efforts did not disclose she was a paid organizer with the coffee chain’s chapter of Workers United when she testified before Congress last year, The [New York] Post has learned.

Michelle Eisen, who spoke at a hearing of the House Education and Labor Committee in September, was paid $49,734 by the Service Employees International Union affiliate in 2022, according to the group’s annual report.

But in a Sept. 14 disclosure form Eisen filled out to accompany her testimony, she claimed she was representing just herself as a barista. Lying to Congress, including on a disclosure form, is a felony punishable by up to five years in prison, though such cases are rarely prosecuted.

“I only recently found out that Ms. Eisen was a paid, Big Labor operative, which she should have disclosed before she testified at the Committee hearing if she was, in fact, being paid at the same time as her testimony,” Rep. Virginia Foxx (R-NC) told The Post Monday.

A deep-dive Bloomberg investigative report on the union “salting” practice, specifically as it pertains to Starbucks, revealed:22

If you want to unionize a workplace, Will Westlake was saying, get used to unclogging the drains. At a secret off-hours gathering held in Rochester, New York, in March, the 25-year-old former barista told a few dozen labor activists that a great way to build trust with co-workers and bosses is to volunteer for thankless chores. In his case, that meant spending

18 Josh Eidelson. “The Undercover Organizers Behind America’s Union Wins,” Bloomberg, April 3, 2023. See https://www.bloomberg.com/news/features/2023-04-03/starbucks-amazon-labor-union-wins-helped-by-undercover-salts.

19 “Analysis: Workers United paid nearly $2.5 million to organizers, ‘salts’ and activists at Starbucks,” LaborUnionNews.com, April 25, 2023. See https://laborunionnews.substack.com/p/analysis-workers-united-paid-nearly.

20 Josh Christenson. “Starbucks union organizer testified before Congress without disclosing she was paid nearly $50K,” New York Post, May 22, 2023. See https://nypost.com/2023/05/22/starbucks-union-organizer-kept-her-affiliation-from-congress/.

21 See https://en.wikipedia.org/wiki/Astroturfing.

22 Eidelson, op. cit.

months at a Starbucks outside Buffalo in 2021 getting on his knees and reaching beneath the sinks to yank loose the grimy mix of mocha chips, espresso beans, congealed milk and rotten fruit that regularly stopped things up. “Be the person who’s willing,” Westlake said. “It’s going to make the company less suspicious of you.”…

Westlake was addressing recruits at the Inside Organizer School, a workshop held a couple times a year by a loose confederation of labor organizers. At these meetups, experienced activists train other attendees in the art of going undercover. Speakers lecture and lead discussions on how to pass employer screenings, forge relationships with co-workers and process the complicated feelings that can accompany a double life. Most salts are volunteers, not paid union officials, but unions sometimes fund their housing or, later, tap them for full-time jobs. Workers United, the Service Employees International Union affiliate that’s home to the new Starbucks union, hired Westlake as an organizer around the time the coffee chain fired him last fall…

At least 10 undercover activists, including Westlake, landed jobs at Starbucks cafes in the Buffalo area, where they quietly laid the groundwork for the first successful organizing campaign among the company’s US employees in decades. That victory inspired hundreds more successful union votes at Starbucks and other companies. Early on, a group of six salts made up half the organizing committee for the Amazon Labor Union that won an election at an 8,000-person warehouse in the Staten Island borough of New York last spring. “They didn’t make or break us, but they were definitely helpful,” says the Amazon campaign’s most prominent organizer, Christian Smalls.

High-profile wins have helped fuel salt recruiting. Last year, thousands of members of the Democratic Socialists of America said in an internal survey that they were interested in pursuing jobs in workplaces that would also be strategic targets for organizing.

Thus began yet another SEIU corporate campaign, a longtime organizing tactic against employers to pressure companies to collectively bargain, utilizing every public shaming tool at their disposal including demonstrations, media, government regulations, and anything else they can think of.23 The reward for the union bosses is more dues in their coffers, with which they can then deliver in part to sympathetic politicians in exchange for campaign support.

Starbucks Workers United went so far as to take their efforts on the road to Salt Lake City in May 2023, where Verizon held its annual meeting. Mr. Narasimhan, then still CEO of Starbucks, also served on the telecom giant’s board of directors – yet the SEIU activists deployed a familiar stunt, using bullhorns outside the meeting venue, and standing up at the meeting asking about Mr. Narasimhan’s leadership:24

…NLRB rulings appear to have embolden workers, as seen in May when baristas in Utah confronted Starbucks CEO Laxman Narasimhan at a Verizon Wireless Shareholder meeting, of which Narasimhan is also a Board member. The confrontation, captured in a Starbucks

23 See https://en.wikipedia.org/wiki/Comprehensive_campaign.

24 Zak Sonntag. “SSL Starbucks workers seek to join labor union,” South Salt Lake Journal, June 6, 2023. See https://www.southsaltlakejournal.com/2023/06/06/437632/ssl-starbucks-workers-seek-to-join-labor-union.

Workers United TikTok video, shows an employee imploring Narasimhan to sign the Fair Election Principles, guidelines for honoring workers’ rights to “organize free from fear and intimidation.”

In the video Narasimhan appears to ignore the workers.

Amanda Merrill, union member and worker at the Fourth and Fourth Starbucks store in Salt Lake City, was one of the employees there to press the union’s case.

“Today, Laxman heard his baristas’ demands. We want our organizing rights respected, an end to illegal union-busting, and a fair contract,” Merrill said in a press release.

With the organized labor stake driven in at a sufficient number of stores, the next step for Starbucks Labor United was to start filing complaints with the NLRB – again, under perhaps the most union-friendly presidential administration in U.S. history.

Perhaps belying why remote Buffalo was targeted for instigation, in May 2022 a regional director of the NLRB from the territory issued a complaint “accusing Starbucks of 29 unfair labor practice charges that included over 200 violations of the National Labor Relations Act.”25 Since then, with a few hundred locations voting to organize during that time, numerous subsequent complaints have been submitted to the NLRB for investigation. Under a corporate campaign, the goal is to batter the company’s reputation until it cannot tolerate the public perception hit and financial harm any longer, and thus be forced to the bargaining table.

Besides boosting the harassment of the target company, with the assistance of a regulatory agency under a sympathetic administration, the volume of NLRB complaints serves another purpose: they prevent workers who want to decertify the union that was forced on them, until the pending complaints are “resolved.”26 As Mark Mix, president of the National Right to Work Committee, has explained:27

Employees across the country have submitted a wave of petitions to the National Labor Relations Board (NLRB), asking the federal agency to schedule votes to remove unpopular unions, a process known as “decertification.”

In fact, according to the NLRB’s own data on petitions for elections to either install or remove a union, a unionized private-sector worker is more than twice as likely to be involved in a decertification effort as a similar nonunion worker is to be involved in efforts to unionize his or her employer.

25 Kate Rogers. “Starbucks hit with sweeping labor complaint including over 200 alleged violations,” CNBC, May 6, 2022. See https://www.cnbc.com/2022/05/06/starbucks-accused-of-more-than-200-labor-violations-in-nlrb-complaint.html.

26 “Decertification election,” National Labor Relations Board. See https://www.nlrb.gov/about-nlrb/rights-we-protect/the-law/employees/decertification-election.

27 Mark Mix. “Big Labor Traps Workers in Unions They Oppose,” Newsweek, Sept. 5, 2022. See https://www.newsweek.com/big-labor-traps-workers-unions-they-oppose-opinion-1738636.

Another recent analysis found decertification petitions to the NLRB have increased by a whopping 42 percent this year. That's 16 percent higher than the increase in petitions seeking to bring in a union (when counting the Starbucks campaign once, rather than tallying each individual location's petition).

When you consider that NLRB policies make it impossible for most workers to hold a decertification effort outside a brief 30-day window once every three years, the jump in decertification efforts looks even starker. There is no similar limitation on when petitions can be filed to trigger unionization votes.

What we’ve seen here at the National Right to Work Legal Defense Foundation, which provides free legal aid to workers, confirms this trend. Foundation staff attorneys have received a record number of requests for legal assistance over the last couple of years from workers seeking help to navigate the NLRB's maze-like decertification process.

According to the National Right to Work Legal Defense Foundation, Starbucks workers have petitioned the NLRB to decertify their unions after only one year for stores in New York,28 Oklahoma,29 South Carolina,30 Texas31 and Utah.32 After being denied by the NLRB a decertification election for the union at the Buffalo store where she worked, Ariana Cortes sued the agency, claiming its structure is unconstitutional.33

For its part, Starbucks has also taken action against the tactics of the union, alleging in its own NLRB complaints that organizers harassed the company’s baristas.34 In an 8-1 decision last year, the Supreme Court overturned a lower court’s injunction sought by the NLRB that would have forced the company to rehire seven workers in Memphis, Tenn., who were fired because they allowed a TV crew into a café after hours to discuss their organizing efforts.35

Meanwhile, at the end of January, President Donald Trump fired the two most union-friendly members of the NLRB, reducing its numbers to two, short of a quorum (for now).36

28 See https://www.nrtw.org/news/starbucks-decertification-05102023/ and https://www.nrtw.org/news/albany-starbucks-decert-03012024/.

29 See https://www.nrtw.org/news/ok-city-sbwu-starbucks-10102023/.

30 See https://www.nrtw.org/news/greenville-sc-starbucks-decert-08142023/.

31 See https://www.nrtw.org/news/texas-sbwu-fed-court-01242024/.

32 See https://www.nrtw.org/news/utah-starbucks-07272023/.

33 Daniel Wiessner. “Starbucks, worker denied election to dissolve union at New York store,” Reuters, Nov. 13, 2023. See https://www.reuters.com/legal/government/starbucks-worker-denied-election-dissolve-union-ny-store-2023-11-10/ and also https://www.nrtw.org/news/starbucks-employees-lawsuit-06102024/.

34 Amelia Lucas. “Starbucks alleges baristas union intimidated workers in new complaints with the labor board,” CNBC, April 20, 2022. See https://www.cnbc.com/2022/04/20/starbucks-files-nlrb-complaints-against-baristas-union.html.

35 Eric Revell. “Supreme Court sides with Starbucks in case over fired pro-union workers,” FoxBusiness.com, June 13, 2024. See https://www.foxbusiness.com/politics/supreme-court-sides-starbucks-case-over-fired-pro-union-workers.

36 Katabella Roberts. “Trump Fires Labor Relations Board Members in Shake Up of Pro-Union Group,” The Epoch Times, Jan. 29, 2025. See https://www.theepochtimes.com/us/trump-fires-labor-relations-board-members-in-shake-up-of-pro-union-group-5800498.

Strikes and Settlements?

In late 2024 a few of the laborers who voted to organize, amongst Starbucks’s thousands of locations, decided they would strike during the holiday season:[37]

“It’s estimated that 10 stores out of 10,000 company-operated stores did not open today,” Starbucks said, adding that there was no significant impact to store operations on Friday.

Around 20 people joined a picket line at a Starbucks location on Chicago’s north side, buffeted by snow and wind, but cheering in response to the honking horns of passing cars.

A few confused customers tried to walk into the closed store before strikers began chanting, but union member Shep Searl said the reaction had been mostly positive.

Despite this relatively minor nuisance, Starbucks has indicated that it may capitulate to the pressure, to the detriment of the tens of thousands of employees who refuse to unionize. Both the company and the union withdrew lawsuits against one another and have said they will accept mediation for collective bargaining talks.38 Upon assuming control of the company late last year, Mr. Niccol stated in a letter that he promised Starbucks would “engage constructively” with the Workers United union.39

37 Savyata Mishra, Gursimrankaur Mehar and Renee Hickman. “Starbucks workers' union strikes across US as talks hit impasse,” Reuters, Dec. 22, 2024. See https://www.reuters.com/business/retail-consumer/starbucks-workers-union-strike-friday-la-chicago-seattle-2024-12-20/.

38 Joanna Fantozzi. “Starbucks and Workers United union drop lawsuits, enter mediation for contract talks,” Nation’s Restaurant News, Feb. 3, 2025. See https://www.nrn.com/restaurant-labor/starbucks-and-workers-united-union-drop-lawsuits-enter-mediation-for-contract-talks.

39 “Starbucks CEO Niccol says committed to ‘engage constructively’ with workers union,” Reuters, Sept. 24, 2024. See https://www.reuters.com/business/retail-consumer/starbucks-ceo-niccol-says-committed-engage-constructively-with-workers-union-2024-09-24/.

Conclusion

Considering the contrived, manipulative and deceptive efforts and tactics employed by Big Labor in its efforts to boost membership and dues at the expense of the weakened Starbucks, it is deeply concerning that Mr. Niccol – tasked with focusing on a badly-needed turnaround – may allow the “salts” and malcontents to override the wishes of the vast majority of its employees.

Despite the Company’s consistent embrace of progressive political positions – many of which we as shareholders disagree with – it still can be certainly said that Starbucks, among the realm of restaurant chains, has historically enjoyed a deserved reputation for treating its workers well, with health and educational benefits that often exceed its competitors. Certainly it has struggled more on that front in recent years with challenges that include COVID, the inflationary economy, and poor leadership, but the efforts by union organizers – given the overall evidence – appear to be more about a money-grab than care for employees.

As Proposal 6 cites, the National Bureau of Economic Research has determined that “the average effect of a union win at a workplace is to decrease the market value of the affected business by at least $40,500 per worker eligible to vote.”40 This was a finding made 15 years ago, so in today’s economy, the amount is certainly much higher. With an already depressed share price, poor earnings performance, and shaky operations in flux – plus an expectedly more favorable NLRB on the way – Starbucks should hold its ground in the face of a marginal-but-vocal few.

The Company responds that the requested report in Proposal 6 is not needed because it just completed a similar report last year. This is not the case, as the previous effort was produced as the result of a proposal from pro-union activists (yet another pressure point exploited in their corporate campaign), which addressed only pro-bargaining rights perspectives.

As the evidence shows, by large numbers, Starbucks employees are content with their autonomy – able to work and negotiate directly with Company representatives about their compensation, benefits and schedules – without having an unwanted union skim off their paychecks. The impacts of the Company capitulating to Big Labor demands on their rights – many of them toiling in states with right-to-work protections – would enlighten shareholders about the risks related to their investments, especially as it pertains to how Starbucks navigates this particular challenge.

For these reasons, we urge our fellow shareholders to vote FOR Proposal 6 on Starbucks’s 2025 Proxy Statement and voting card.

40 See https://www.nber.org/digest/may09/long-run-effects-unions-firms.

Photo credits:

Page 2: Laxman Narasimhan/World Economic Forum, Creative Commons

Page 3: Brian Niccol/CNBC screenshot via YouTube

Page 4: Joe Biden at a roundtable discussion with SEIU representatives/Biden for President, Creative Commons

Page 5: Michelle Eisen/Yahoo! Finance screenshot via YouTube

Page 9: Starbucks socialist union demonstration in Philadelphia/joepiette2, Creative Commons

Page 10: Starbucks logo sign/Ricky Aponte, Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Starbucks Corporation – Proposal 6 – the Shareholder Proposal Requesting the Board of Directors to Prepare a “Shareholder proposal requesting a report on human rights risks related to labor organizing” report, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.